SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2019
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL
Corporate Taxpayer’s ID (CNPJ) 76.483.817/0001-20 PUBLICLY-HELD COMPANY
CVM Registry No. 1431-1

SUMMARY OF THE MINUTES OF THE ONE HUNDRED AND EIGHTIETH
EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS

1 . VENUE: Rua Coronel Dulcídio, 800, Curitiba - PR . 2 . DATE: March 13, 2019 -11:00 a . m . 3 . PRESIDING BOARD: MAURICIO SCHULMAN - Chairman; and DENISE TEIXEIRA GOMES - Secretary of the Meeting . 4 . M ATTERS DISCUSSED AND RESOLUTIONS TAKEN:

I. The Board of Directors received and discussed the preliminary information on the Financial Statements for 2018.

II.  The Board of Directors received information and discussed the matter related to the accounting practices adopted by the Company.

III. The Board of Directors received information and discussed the matter on the new accounting pronouncements and their effects on the Financial Statements.

IV.  The Board of Directors received information and discussed the matter related to the accounting policies critical to the Form 20-F.

V.   The Board of Directors discussed the matter related to the disclosure of estimates and judgments applied during the preparation of the Periodic Financial Statements.

VI.  The Board of Directors has understood and discussed the issue related to risk factors in the Form 20-F.

VII. The Board of Directors reviewed the preliminary proposal for the allocation of the net income verified in the year 2018 and for the payment of the profit sharing concerning the integration between capital and labor, and the 2018 productivity incentive.

VIII.The Board of Directors received information and discussed the matter related to the preliminary proposal for the capital increase of Copel (Holding).

IX.  The Board of Directors discussed the matter related to technical studies on realization projections related to deferred taxes.

X.   The Board of Directors resolved to approve, unanimously, the renewal of Copel's Guarantees in the Private Instrument of Guarantee and Other Covenants signed between the Voltalia Wind Power Complex and Banco Santander, Itaú Unibanco and Banco Bradesco.

XI.  The Board of Directors resolved to approve, unanimously, the Celebration of Mutual Contracts of Companhia Paranaense de Energia - COPEL with the wind farms of the Bento Miguel complex.

XII. The Board of Directors resolved to approve, unanimously, the issuance of a corporate guarantee within the scope of the 1st issue of simple, non-convertible debentures of Cutia Empreendimentos Eólicas S.A.

5. SIGNATURES: MAURICIO SCHULMAN - Chairman; DANIEL PIMENTEL SLAVIERO - Executive Secretary; ADRIANA ANGELA ANTONIOLLI; LEILA ABRAHAM LORIA; MARCO ANTÔNIO BARBOSA CÂNDIDO; OLGA STANKEVICIUS COLPO; SERGIO ABU JAMRA MISAEL; and DENISE TEIXEIRA GOMES - Secretary.

The full text of th e minutes of the 180th Extraordinary Meeting of Copel’s Board of Directors was drawn up in the Company ’s proper book nu mber 10 .

DENISE TEIXEIRA GOMES

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date March 14, 2019

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.